K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

May 25, 2023

VIA EDGAR

Ms. Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Beacon Funds (File Nos. 033-11387 and 811-04984)
Post-Effective Amendment No. 402 to the Registration Statement on Form N-1A

Dear Ms. Brutlag:

The following are the responses by and on behalf of the American Beacon Funds (“Registrant”) to the comments received from you by telephone on May 4 and 23, 2023, regarding Post-Effective Amendment No. 402 (“PEA No. 402”) to the Registrant’s registration statement on Form N-1A (“Registration Statement”), pertaining to the American Beacon Developing World Income Fund (the “Fund”), a series of the Registrant, which was filed with the Securities and Exchange Commission (“SEC”) on March 22, 2023. Your comments and the Registrant’s responses are set forth below. The Registrant believes that the responses below fully address all of the comments of the SEC staff (“Staff”). Defined terms used but not defined herein have the respective meanings assigned to them in PEA No. 402.

1.	On the cover page and throughout the prospectus, please include next to all references to the new name of the Fund the following: “(formerly, the American Beacon Frontier Markets Income Fund).”

The Registrant has added the parenthetical statement “(formerly known as the American Beacon Frontier Markets Income Fund)” on the cover page of the prospectus and the cover page of the Fund Summary. Other places that include a reference to the Fund’s name are the Fund Performance section, where the name change has previously been disclosed, and the Financial Highlights, which are audited and cannot be changed.

2.	The Principal Investment Strategies section of the Fund Summary includes a bullet point list of the factors that are generally considered by the sub-advisors in determining whether an investment is regarded as being economically tied to a developing country. Please respond to the following comments regarding this list.

Securities and Exchange Commission

May 25, 2023

a.	The first factor states that an investment is regarded as being economically tied to a developing country if “it is traded in a developing country.” If accurate, please revise this factor to state: “it is traded principally on a stock exchange of a developing country.” If this is not accurate, please explain supplementally why not.

The Fund invests principally in fixed income securities, which generally are not traded on a stock exchange. Therefore, the change proposed by the Staff is not accurate and the Registrant has not implemented the requested revisions.

However, as discussed with the Staff, the Registrant has revised the list of investments that are generally regarded as being economically tied to a developing country as follows:

▪	the issuer is a government agency or is guaranteed by a sovereign government agency, including a regional or municipal government within the country, or quasi-governmental agency of a developing country;
▪	the issuer is organized under the laws of, or maintains its principal place of business in, a developing country;
▪	the issuer derives at least 50% of its revenues from, or has at least 50% of its assets in, a developing country;
▪	it is a currency of a developing country;
▪	it is principally traded in a developing country;
▪	the value of the investment is linked to one of the above categories; or
▪	it is a derivative instrument whose value is linked to one of the above categories.

b.	The fifth factor states that an investment is regarded as being economically tied to a developing country if “the value of the investment is linked to one of the above categories.” Please explain the types of investments that would be included in this factor and why this factor is appropriate. The Staff notes that “derivative instruments” are covered by the sixth factor, but questions whether this factor is intended to cover currencies or other investments.

The fifth bullet is intended to reflect investments that may satisfy the Fund’s 80% policy, regardless of whether any such investments are currently expected to be principal investments of the Fund. Investments that are covered by the fifth bullet include, for example, private activity bonds, resource recovery obligations and revenue obligations. These types of investments are not covered by the second bullet because they may be issued on behalf of, rather than by, a municipality.

c.	The sixth factor states that an investment is regarded as being economically tied to a developing country if “it is a derivative instrument whose value is linked to one of the above categories.” Please confirm for the Staff supplementally that, for purposes of the Fund’s compliance with its 80% investment policy, the value of the Fund’s derivatives investments is determined using mark-to-market valuation, rather than notional value.

Securities and Exchange Commission

May 25, 2023

The Registrant confirms that the mark-to-market valuation of derivatives investments is used for purposes of monitoring the Fund’s compliance with the Fund’s 80% policy.

3.	The fifth paragraph in the Principal Investment Strategies section of the Fund Summary states that “[e]ach sub-advisor’s investment processes incorporate the sub-advisor’s environmental, social and/or governance (“ESG”) analysis as a consideration in the assessment of potential portfolio investments.” The disclosure further states that one sub-advisor may exclude certain countries from the Fund’s investment universe based on ESG considerations such as political rights and corruption, while the other sub-advisor considers how ESG issues are managed and may, for example, avoid investing in countries where ESG factors erode the willingness and ability of an issuer to service its debt. Please revise the disclosure to provide additional examples of the ESG criteria that each sub-advisor considers in making an investment decision. The Staff notes, in this regard, that the current disclosure addresses social and governance factors, but not environmental factors. Additionally, if accurate, state that a sub-advisor may invest in a company that scores poorly on the sub-advisor’s ESG considerations, but scores well on other, non-ESG considerations.

The Registrant has revised the disclosure as set forth below.

Each sub-advisor’s investment processes generally incorporate the sub-advisor’s environmental, social and/or governance (“ESG” and separately, “E,” “S,” and “G”) analysis as a consideration in the assessment of potential portfolio investments. However, as ESG information is just one investment consideration, ESG considerations generally are not solely determinative in any investment decision made by a sub-advisor.

•	Global Evolution may exclude certain countries from its portion of the Fund’s investment universe based on ESG considerations, such as political rights and corruption. Environmental considerations, for example, include renewable energy, management of natural resources, risk of natural disasters, and institutional capacity to manage and regulate environmental standards. In situations where Global Evolution believes that E, S, and G factors, such as the management of natural resource wealth, corruption, human capital accumulation, and freedom of speech are either improving or deteriorating, Global Evolution will take such developments into consideration along with macro-economic, financial, political and other credit-related factors in its assessment of the creditworthiness of sovereign debt investments.

Securities and Exchange Commission

May 25, 2023

•	AIL considers and assesses how ESG issues are managed and mitigated, and may avoid investing in countries where ESG factors may erode the willingness and ability of the issuer to service its debt. ESG factors considered by AIL may include, among others, environmental factors, such as greenhouse gas emissions and air quality and an issuer’s energy management; social factors, such as human rights, community relations and customer welfare, privacy and data management; and governance factors, such as financial transparency and complexity of group structure/ownership. AIL also considers political factors (referred to as “P”), such as political corruption perception, political stability, state fragility and press freedom, as such factors relate to sovereign debt issuers.

The ESG and P factors listed above are not comprehensive; not all of the factors will be material for all investments. A sub-advisor may invest in countries that are deemed to have poor ESG and/or P factors, but have favorable non-ESG and/or P factors. A sub-advisor may use ESG research and/or ratings information provided by one or more third parties in performing an ESG and P analysis and considering the related risks.

4.	In the Principal Risks section of the Fund Summary, please reorder the risks to discuss the risks that affect the Fund’s net asset value, yield and total return prior to the other less significant risks. After the Fund’s most significant risks are listed, the remaining risks may be listed in alphabetical order. See ADI 2019-08 – Improving Principal Risks Disclosure.

Item 4(b) of Form N-1A requires a fund to “summarize the principal risks of investing in the [f]und.” Item 4(b) of Form N-1A does not prescribe the order in which a fund’s principal risks must be listed. The Registrant believes that listing the Fund’s principal risks in alphabetical order is a straightforward approach that enables investors to easily identify the location of a particular risk factor. Therefore, at the present time, the Registrant respectfully declines to reorder the Fund’s principal risks to discuss the most significant risks prior to the less significant risks. The Registrant notes that the first paragraph of the “Principal Risks” section of the Fund Summary includes the following disclosure:

“The principal risks of investing in the Fund listed below are presented in alphabetical order and not in order of importance or potential exposure. Among other matters, this presentation is intended to facilitate your ability to find particular risks and compare them with the risks of other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”

The Registrant understands that proposed amendments to Form N-1A issued by the SEC on August 5, 2020, if they are ultimately adopted by the SEC, would require the disclosure of a fund’s principal risks in order of importance, with the most significant risks appearing first. The Registrant will comply with new requirements upon the effectiveness of any final amendments to Form N-1A adopted by the SEC.

Securities and Exchange Commission

May 25, 2023

5.	In the Principal Risks section of the Fund Summary, the first paragraph includes the following disclosure: “The Fund is not designed for investors who need an assured level of current income and is intended to be a long-term investment. The Fund is not a complete investment program and may not be appropriate for all investors. Investors should carefully consider their own investment goals and risk tolerance before investing in the Fund.” Please bold these sentences to make them more prominent.

The Registrant has made the requested change.

6.	The Principal Risks section of the Fund Summary lists contracts for difference as a principal risk of the Fund. Please confirm that contracts for difference are disclosed in the Principal Investment Strategies and define them as “CFDs” in that section. In the Principal Risks section, please consider expanding the description of contracts for difference to explain how they differ from total return swaps.

The Registrant has defined contracts for difference as “CFDs” in the Principal Investment Strategies. The Registrant also has added to the Additional Information About Investments section of the prospectus a description of CFDs and included the following statement at the conclusion of that section: “CFDs are similar to total return swaps, except that payment only occurs once, on the contract expiration date, whereas payment on total return swaps typically occurs at agreed upon intervals.”

7.	The Principal Investment Strategies section of the Fund Summary states that “[a] sub-advisor may use ESG research and/or ratings information provided by third parties.” Please revise the disclosure provided for Environmental, Social and/or Governance Investing Risk in the Principal Risks section to include a statement to the effect that the data provided by one or more third party providers can differ significantly, may be subjective, or may not be reliable.

The Registrant currently includes the following disclosure in Environmental, Social and/or Governance Investing Risk in the Additional Information About Risks section of the statutory prospectus: “A sub-advisor may use ESG research and/or ratings information provided by one or more third parties in performing an ESG analysis and considering ESG risks. Because there are few generally accepted standards to use in such considerations, the information may not be readily available, complete or accurate, and may differ from the information and considerations used for other funds, which could negatively impact the Fund’s performance or create additional risk in the portfolio.” The Registrant believes that the placement of this disclosure in the statutory prospectus is appropriate given that the sub-advisors do not rely extensively on third party data in their respective consideration of ESG factors.

8.	The Principal Risks section of the Fund Summary discloses that the Fund is subject to LIBOR Risk. The Staff notes that, when the Fund’s registration statement becomes effective, LIBOR will be close to its June 2023 phase-out date. Please confirm whether LIBOR Risk is a principal risk of the Fund and, if so, explain supplementally why the inclusion of LIBOR Risk is appropriate.

Securities and Exchange Commission

May 25, 2023

The Registrant has determined that LIBOR Risk is no longer a principal risk of the Fund. Accordingly, the Registrant has removed LIBOR Risk disclosure from the prospectus.

9.	The Staff notes that, in the Additional Information About Investment Policies and Strategies section of the statutory prospectus, the “Cash Management” section is the only section that includes information regarding the Fund’s principal investment strategies that supplements the Principal Investment Strategies disclosure in the Fund Summary. To comply with the requirements of Form N-1A, Item 9, please provide additional information regarding the Fund’s principal investment strategies in that section of the statutory prospectus without repeating the information disclosed in the Principal Investment Strategies section of the Fund Summary.

The Registrant believes that the statutory prospectus disclosure is fully compliant with the requirements of Form N-1A, Item 9 to include information regarding the Fund’s principal investment strategies that is not otherwise disclosed in the Principal Investment Strategies section of the Fund Summary. In the “Additional Information About the Fund” section of the statutory prospectus, the Registrant discloses information regarding the Fund’s non-fundamental investment objective, 80% policy and temporary defensive policy, the Manager’s role and the Fund’s multi-manager operating structure and exemptive order. In that section, the Registrant also discusses additional strategies pursued by the Fund, in the context of providing additional information regarding the Fund’s investments.

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015 or email me at kathy.ingber@klgates.com.

Sincerely,

/s/ Kathy Kresch Ingber
Kathy Kresch Ingber

cc:	Rosemary Behan
Teresa Oxford
Michael Jiang
American Beacon Advisors, Inc.